File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

05007312

4 April 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SEC MAIL PROCESSING RECEIVED APR 18 2005 WASH. D.C. 185 SECTION

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Encl.

\\PLCCOV10\Team$\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2005\Correspondence\C- SEC Letter - March 05 return - 04Apr05.doc

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Appointment of Managing Director of Severn Trent Water	SE Announcement	09-Mar-2005	✓				✓	Filed with SEC on 9 March 2005
Notification of remuneration in shares	SE Announcement	31-Mar-2005	✓				✓	Filed with SEC on 1 April 2005
88(2) - Various - 7064 shares	Co House Forms	23-Mar-2005		✓				
288a - Appointment of A P Wray as Director	Co House Forms	24-Feb-2005		✓				
EMTN - Pricing Supplement relating to issue - Severn Trent Plc	UKLA	21-Mar-2005	✓					
EMTN - Pricing Supplement relating to issue - Severn Trent Water Utilities Finace Plc	UKLA	23-Mar-2005	✓					
EMTN - Pricing Supplement relating to issue - Severn Trent Water Utilities Fiance Plc	UKLA	29-Mar-2005	✓					

File number 082-02819

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2366619
Company Name in full	Severn Trent Plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	07 03 2005
† Date of Birth (Day Month Year)	02 11 1961
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Antony Paul
Surname	Wray
Previous forename(s)	
Previous surname(s)	
Usual residential address	26 Pine Close, Stoke Golding
Post town	Nuneaton
Postcode	CV13 6EB
County / Region	
Country	
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature	Electronically Filed
Date	

A director, secretary etc must sign the form below.

Signed	
Date	

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2366619

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

ive previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

Name Antony Paul Wray

Company Name	Resignation
Lattice Telecommunications Asset Development Company Ltd	08/06/2003

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3924	3140	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	688p	738p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees /Europe/ Ltd Design CESREG Part ID 277 Address 201 Deansgate MANCHESTER UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3,140
Name Mr Ashley Edwin Roe Address White House Chapel Lane Clifton Ashbourne DERBYSHIRE UK Postcode DE6 2GL	Class of shares allotted Ordinary	Number allotted 3,924
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 7,064

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 23 March 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

23 March 2005

Severn Trent Water Utilities Finance Plc

Issue of JPY 1,500,000,000 0.82625 per cent. Notes due 29 March 2010
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 8 October 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	[ ] 69
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Japanese Yen ("JPY")
4.		Aggregate Nominal Amount:	
	(i)	Series:	JPY 1,500,000,000
	(ii)	Tranche:	JPY 1,500,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net Proceeds:	JPY 1,500,000,000
6.		Specified Denominations:	JPY 100,000,000. The Notes may not be subdivided or reissued in a smaller denomination.
7.		Issue Date and Interest Commencement Date:	29 March 2005
8.		Maturity Date:	29 March 2010, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
9.		Interest Basis:	0.82625 per cent. Fixed Rate (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	0.82625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	29 March in each year, from and including 29 March 2006 to and including 29 March 2010, each such date subject to adjustment for payment only in accordance with the Modified Following Business Day Convention
	(iii) Fixed Coupon Amount(s):	JPY 826,250 per JPY 100,000,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30E/360 (unadjusted)
	(vi) Determination Date(s):	Not Applicable
	(vii) Other method relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	Nominal Amount

24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or method of calculating the same (if different from that set out in Condition 6(f)):	As per Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the avoidance of doubt the Financial Centres are London and Tokyo
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Citigroup Global Markets Limited

35.	Whether TERFA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0215557462
Common Code:	021555746

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of the Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PRICING SUPPLEMENT

29 March 2005

Severn Trent Water Utilities Finance Plc

Issue of JPY1,000,000,000 0.84125 Fixed Rate Notes due March 2009
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 8 October 2004. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i) Issuer:	Severn Trent Water Utilities Finance Plc
	(ii) Guarantor:	Severn Trent Water Limited
2.	(i) Series Number:	[68]
	(ii) Tranche Number:	JPY1,000,000,000
3.	Specified Currency or Currencies:	Japanese Yen (JPY)
4.	Aggregate Nominal Amount:	
	(i) Series:	JPY 1,000,000,000
	(ii) Tranche:	JPY1,000,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
		JPY1,000,000,000
(ii)	Net proceeds:	
6.	Specified Denominations:	JPY100,000,000
7.	(i) Issue Date and Interest Commencement Date:	29 March 2005
8.	Maturity Date:	29 March 2010
9.	Interest Basis:	0.84125 per cent. Fixed Rate *(further particulars specified below)*

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	a.	Rate(s) of Interest:	0.84125 per cent. per annum payable annually
	(i)	Interest Payment Date(s):	29 March in each year, commencing from and including 30 March 2006, up to and including the Maturity Date
	(ii)	Fixed Coupon Amount(s):	JPY841,250 per JPY100,000,000 in nominal amount
	(iii)	Broken Amount(s):	Not Applicable
	(iv)	Day Count Fraction:	30/360
	(v)	Determination Date(s):	Not Applicable
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable

23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	As set out in Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Redenomination applicable:	Redenomination not applicable
31.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable

33.	If non-syndicated, name of relevant Dealer:	Barclays Bank PLC
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
37.	Delivery:	Delivery against payment
38.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0215506634
Common Code:	021550663

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the ε2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Signed on behalf of the Guarantor:

By: ....

Duly authorised

PRICING SUPPLEMENT

21 March 2005

Severn Trent Plc

**Issue of EUR 38,000,000 Zero Coupon Notes due March 2006
under the €2,500,000,000
Euro Medium Term Note Programme**

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 8 October 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Plc
2.	(i)	Series Number:	[•] 67
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("**EUR**" or "**€**")
4.		Aggregate Nominal Amount:	
	(i)	Series:	EUR 38,000,000
	(ii)	Tranche:	EUR 38,000,000
5.	(i)	Issue Price:	97.677 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds:	EUR 37,117,260
6.		Specified Denominations:	EUR 50,000
7.		Issue Date:	21 March 2005
8.		Maturity Date:	21 March 2006
9.		Interest Basis:	Zero Coupon (further particulars specified below)
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.		Put/Call Options:	Not Applicable
13.		Status of the Notes:	Senior
14.		Listing:	London
15.		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Applicable
	(i)	Accrual Yield:	2.346 per cent. per annum
	(ii)	Reference Price:	Issue Price
	(iii)	Any other formula/basis of determining amount payable:	The amount payable shall be determined on an Actual/360 basis and the Conditions shall be amended accordingly
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	The Early Redemption Amount and amount due on late payment shall be calculated on an Actual/360 basis and Conditions 6(f)(iii) and 6(k) shall be amended accordingly
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	EUR 50,000 per Note of EUR 50,000 Specified Denomination
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	The Amortised Face Amount shall be determined on an Actual/360 basis and Condition 6(f)(iii) shall be amended accordingly
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET

28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	BNP Paribas
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	None
	ISIN:	XS0215331819
	Common Code:	21533181

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised